UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

March 8, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Lev Pharmaceuticals, Inc.

File No. 000-32947 - CF# 27796

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ViroPharma Incorporated, (successor to Lev Pharmaceuticals, Inc.), submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information that Lev Pharmaceuticals, Inc. excluded from the Exhibits to a Form 10-QSB filed on May 15, 2007 and refiled, with reduced redactions, Form 10-QSB/A submitted on August 27, 2007.

Based on representations by ViroPharma Incorporated that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.4   through December 31, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Special Counsel